The George Putnam Fund of Boston, Annual Report, 07/31/09


Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:


72DD1 (000s omitted)		Class A	59,642
					Class B	 4,464
					Class C	 1,056

72DD2 (000s omitted)		Class M	 3,454
					Class R	    99
					Class Y	 7,444


73A1					Class A	0.4433
					Class B	0.3720
					Class C	0.3728

73A2					Class M	0.3990
					Class R	0.4228
					Class Y	0.4671

73C

Class A	0.0977
Class B	0.0820
Class C	0.0822
                              Class M	0.0880
                              Class R	0.0932
                              Class Y	0.1029


74U1	(000s omitted)		Class A	 113,140
					Class B	   8,679
					Class C	   2,312

74U2	(000s omitted)		Class M	   8,093
					Class R	     148
					Class Y	  10,153

74V1					Class A	10.14
					Class B	10.02
					Class C	10.08

74V2					Class M	10.01
					Class R	10.11
					Class Y	10.17



Additional Information About Minimum Required Investment Item 61

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.

74P
On September 15, 2008, the fund terminated its outstanding derivatives contracts with Lehman Brothers Special Financing, Inc. (LBSF) in connection with the bankruptcy filing of LBSFs parent company, Lehman Brothers Holdings, Inc. On September 26, 2008, the fund entered into receivable purchase agreements (Agreements) with other registered investment companies (each a Seller) managed by Putnam Management. Under the Agreements, the Seller sold to the fund the right to receive, in the aggregate, $4,129,699 in net payments from LBSF in connection with certain terminated derivatives transactions (the Receivable), in each case in exchange for an initial payment plus (or minus) additional amounts based on the funds ultimate realized gain (or loss) with respect to the Receivable. The Receivable will be offset against the funds net payable to LBSF of $112,241,035 and is included in the Statement of assets and liabilities in Payable for investments purchased. Future payments under the Agreements are valued at fair value following procedures approved by the Trustees and are included in the Statement of assets and liabilities. All remaining payments under the Agreements will be recorded as realized gain or loss. The funds net payable to LBSF was calculated in accordance with the funds master contract with LBSF. The fund has accrued interest on the net payable, which is included in the Statement of operations in Interest expense. Putnam Management currently is in discussions with LBSF regarding resolution of amounts payable to LBSF. Amounts recorded are estimates and final payments may differ from these estimates by a material amount.